

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigao City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

> **Re: Entrepreneur Universe Bright Group**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **Response dated August 10, 2023**
> **File No. 000-56305**

Dear Guolin Tao:

We have reviewed your August 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1. With respect to your submission, we note that you have included language that such disclosure is "to the extent known by the company" and "known by the company." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Guolin Tao
Entrepreneur Universe Bright Group
September 6, 2023
Page 2

       You may contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Abe Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services